UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66988 / May 15, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14809

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In the Matter of

JETBORNE INTERNATIONAL, INC.,	:	
JOTAN, INC.,	:	
KAMP-RITE HOLDINGS, INC.,	:	
KEY COMMAND INTERNATIONAL CORP.,	:	ORDER MAKING FINDINGS
LIEGE HOLDING, INC.,	:	AND REVOKING
LLOYDS SHOPPING CENTERS, INC.,	:	REGISTRATION BY DEFAULT
LONG ISLAND PHYSICIAN	:	AS TO LIEGE HOLDING, INC.
HOLDINGS CORP., and	:	
MIKRON INFRARED, INC.	:	

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       The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on March 21, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Liege Holding, Inc. (Liege Holding), has repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

       The Office of the Secretary and the Division of Enforcement have provided evidence that the OIP was served on Liege Holding by March 26, 2012, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice, and its Answer was due within ten days after service. OIP at 3; 17 C.F.R. § 201.220(b). This Office received Liege Holding's April 17, 2012, response to the OIP and its April 25, 2012, supplemental response to the OIP.

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[1] Respondent Kamp-Rite Holdings, Inc.'s registration was revoked on May 7, 2012. See Jetborne International, Inc., Exchange Act Release No. 66929 (May 7, 2012). The Commission has accepted the Offer of Settlement submitted by Respondent Mikron Infrared, Inc. See Jetborne International, Inc., Exchange Act Release No. 66836 (Apr. 20, 2012). All other Respondents except Liege Holding have been defaulted. See Jetborne International, Inc., Exchange Act Release No. 66878 (Apr. 30, 2012).

On May 11, 2012, this Office received Liege Holding's Motion to Withdraw Its Answer (Motion) stating that Liege Holding will not contest this administrative proceeding and requests withdrawal of its Answer. I GRANT Liege Holding's Motion and, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Liege Holding (CIK No. 1105657) is a Florida corporation located in Huntington, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Liege Holding is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended May 31, 2003.

In addition to repeated failures to file timely periodic reports, Liege Holding has failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Liege Holding has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering this delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Liege Holding.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Liege Holding, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge